UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File No. 001-41769

Foremost Clean Energy Ltd.

(Translation of registrant’s name into English)

750 West Pender Street, Suite 250
Vancouver, BC, V6C 2T7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

The information contained in this Report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-289277).

Exhibit No.	Exhibit
99.1	Condensed Interim Consolidated Financial Statements for the three-month periods ended June 30, 2025 and 2024
99.2	Management’s Discussion and Analysis for the three-month periods ended June 30, 2025 and 2024
99.3	Form 52-109F2 Certification of Interim Filings - CEO
99.4	Form 52-109F2 Certification of Interim Filings - CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOREMOST CLEAN ENERGY LTD.

Date: August 12, 2025	By:	/s/ Jason Barnard
	Name:	Jason Barnard
	Title:	Chief Executive Officer